Exhibit 3.2(iii)

SECOND AMENDMENT TO AMENDED AND RESTATED BY-LAWS
OF
SHORE BANCSHARES, INC.

The Amended and Restated By-Laws of Shore Bancshares, Inc., as amended by a First Amendment thereto, are hereby further amended by deleting Section 3 of ARTICLE II in its entirety and substituting the following in lieu thereof:

SECTION 3.  Election and Term of Office.  The Board of Directors shall be divided into classes as described in the Charter.  Each Director shall hold office until the expiration of the term for which the Director is elected, except as otherwise stated in these By-Laws, and thereafter until his or her successor has been elected and qualifies.  If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, and any additional Director of any class shall, subject to Article II, Section 5 of these By-Laws and to any requirements or restrictions imposed by the Maryland General Corporation Law, hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of Directors shorten the term of any incumbent Director.  Election of Directors need not be by written ballot, unless required by these By-Laws.

Dated:   January 20, 2011